MAYER ◆ BROWN
VIA EDGAR

March 5, 2009	Mayer Brown LLP
350 South Grand Avenue
25th Floor
Los Angeles, California 90071-1503

David L. Orlic,	Main Tel (213) 229-9500
Special Counsel	Main Fax (213) 625-0248
Securities and Exchange Commission	www.mayerbrown.com
100 F Street, N.E., Mail Stop 4561
Washington, DC 20549	James R. Walther
Direct Tel (213) 229-9597
Direct Fax (213) 576-8153
jwalther@mayerbrown.com

Re:	Here Media Inc.
Registration Statement on Form S-4
File No. 333-156726
Dear Mr. Orlic:
     On behalf of Here Media Inc. (the “Company” or “Here Media”), we are transmitting for filing via the EDGAR system Amendment No. 1 to the above-captioned Registration Statement (“Amendment No. 1”). Amendment No. 1 has been marked to indicate the changes to the Registration Statement filed on January 15, 2009, in accordance with the provisions of Rule 310 of Regulation S-T.
     This letter also responds to the comments on the above-captioned Registration Statement which were issued in your letter dated February 13, 2009. For your convenience, we have repeated your comments in italics followed by the Company’s supplemental response.
SEC Comment #1:
General
     When you discuss the participation of the HMI Entities in the transaction throughout the prospectus, you generally do not include any mention of the $5.2 million cash contribution that the HMI Entities apparently will make to the combined entity. Please advise or revise your disclosure.
Response:
     The obligation of PlanetOut to complete the proposed business combination is subject to, inter alia, the condition that the Company and the HMI Entities shall, in the aggregate, have cash and cash equivalents (as defined in the same manner as defined by PlanetOut in the preparation of its financial statements) not subject to a lien to secure indebtedness, other than general liens covering all or substantially all of the assets of the Company or one or more of the HMI Entities, equal to $5,200,000 reduced by up to $500,000 of the costs and expenses incurred by the Company, the HMI Entities and the HMI Owners in connection with the transactions provided for in the merger agreement, including fees and disbursements of accountants and legal counsel. This condition is disclosed, together with the other material conditions, on page 59 of
Mayer Brown LLP operates in combination with our associated English limited liability partnership and Hong Kong partnership (and its associated entities in Asia).

Mayer Brown LLP
Securities and Exchange Commission
March 5, 2009

Amendment No. 1. In response to the Staff’s comment, the Company has also amended its disclosure in the summary section to include a reference to this condition on page 6.
SEC Comment #2:
Outside Front Cover Page of Prospectus
     Please provide a brief description of the special stock you propose to issue to PlanetOut stockholders. See Item I of Form S-4 and item 50l(b)(2) of Regulation S-K.
Response:
     The Company has included the referenced disclosure on the outside front cover page of the prospectus to respond to the Staff’s comment.
SEC Comment #3:
Outside Front Cover Page of Prospectus
     Please revise the cover page of the prospectus to include the Commission legend required by Item 501(b)(7) of Regulation S-K.
Response:
     The Company has included the referenced disclosure on the outside front cover page of the prospectus to respond to the Staff’s comment.
SEC Comment #4:
Summary, page 1
     Please include in the summary the disclosure required by Items 3(i) and (j) of Form S-4, which require, respectively, a statement regarding whether any regulatory approvals must be obtained in connection with the transaction and a statement regarding whether rights of appraisal exist for dissenters.
Response:
     The Company has included the referenced disclosure on page 6 to respond to the Staff’s comment.
SEC Comment #5:
Interests of Directors, Executive Officers and Principal Stockholders in the Merger, page 5
     Please disclose in this section a brief statement comparing the percentage of outstanding PlanetOut shares entitled to vote held by directors, executive officers and their affiliates and the

Mayer Brown LLP
Securities and Exchange Commission
March 5, 2009

vote required for adoption of the merger agreement and approval of the merger. See Item 3(h) of Form S-4.
Response:
     In response to the Staff’s comment, the Company has amended its disclosure on page 5 to include a brief statement comparing the percentage of outstanding, voting-eligible PlanetOut shares held by directors, executive officers and their affiliates with the percentage of outstanding, voting-eligible PlanetOut shares required for adoption of the merger agreement and approval of the merger.
SEC Comment #6:
Risk Factors, page 7 — “PlanetOut’s and the HMI Entities’ Limited Operating History ...,” page 13
     Please briefly explain how Here Media’s inability, or the inability of the financial community, to accurately forecast Here Media’s operating results could cause the company to grow slower or cause its net profits to be lower.
Response:
     In response to the Staff’s comment, the Company reviewed the risk factor to which the Staff’s comment was directed and determined to delete it.
SEC Comment #7:
Risk Factors, page 7 — Existing or Future Government Regulation in the United States and Other Countries, page 16
     We note that the narrative in this risk factor is long and contains information that could be discussed in other parts of the prospectus, such as in the sections describing the various businesses of the parties to the merger. Note that Item 101(h)(4)(ix) of Regulation S-K requires that a registrant discuss the effect of existing or probable governmental regulations on their business. Please consider revising this risk factor so that you only discuss the risk and relocate the details to more appropriate parts of the prospectus.
Response:
     In response to the Staff’s comment, the Company has revised the risk factor on which the Staff commented so that it now only discusses the risks associated with complying with the existing or future governmental regulations. The Company has also included a new “Regulatory Compliance” sub-section in the “Information About PlanetOut” section of the prospectus to describe the effect of existing or probable governmental regulations on PlanetOut’s business.

Mayer Brown LLP
Securities and Exchange Commission
March 5, 2009

SEC Comment #8:
The Proposed Business Combination, page 23 — PlanetOut’s Reasons for the Merger, page 28
     On page 29, you cite loss of advertising revenue as a potentially adverse factor of the merger. Please briefly explain why announcement of the proposed business combination might lead to a loss of advertising revenue.
Response:
     PlanetOut believes that in response to the announcement of the merger, some current or prospective advertisers who may have been considering entering into or renewing an agreement to advertise on PlanetOut’s websites may delay their spending decision regarding such advertising until the merger has been completed. The Company has revised the disclosure to better explain this potential adverse effect. Please see page 29.
SEC Comment #9:
The Proposed Business Combination, page 23 — Financial Analyses of Allen, page 32
     Please provide us with any analyses, reports, presentations or other similar materials, including financial forecasts and projections and board books, provided to or prepared by PlanetOut’s financial advisors in connection with rendering their fairness opinions. We may have further comments after we review these materials.
Response:
     We have been advised that counsel for PlanetOut will separately provide, on a confidential basis for the supplemental information of the Staff, a copy of the written materials provided to or prepared by Allen & Company LLC (“Allen”) and Viant Capital LLC (“Viant”) in connection with their respective opinions. These materials are submitted in accordance with Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and Rule 418(b) under the Securities Act of 1933, as amended, and shall not be deemed filed with or part of the Registration Statement on Form S-4. In the supplemental submission, PlanetOut will request, pursuant to Rule 12b-4 and Rule 418(b), that the materials furnished as supplemental information be returned to counsel for PlanetOut upon completion of the Staff’s review of such information.
SEC Comment #10:
The Proposed Business Combination, page 23 — Discounted Cash Flow Analysis, page 32
     Please disclose here the projected cash flow data used in Allen’s analysis and the underlying estimates and projections upon which they were based. Further, please disclose how the discount rates and terminal multiples used were determined.

Mayer Brown LLP
Securities and Exchange Commission
March 5, 2009

Response:
     The Company has expanded the description of Allen’s discounted cash flow analysis to disclose how the discount rates and terminal value multiples were determined by Allen. Please see pages 32 - 33. The Company believes, however, that disclosure of the cash flow projections it provided to Allen and Viant would not provide useful information to stockholders and could expose the Company to potential liability without offsetting benefits for stockholders. The projections were prepared solely to illustrate the business strategies Here Media proposes to follow upon completion of the proposed business combination and possible results of those strategies using what the parties believed to be reasonable assumptions. They were not prepared in connection with normal internal business planning processes of any of the companies involved or for any public disclosure purpose, nor do any of the companies have a history of making detailed multi-year projections of their results of operations or cash flows. Moreover, the combined company following the proposed business combination will in significant part be developing new business activities for which they do not have a reliable basis for projecting future results. For each of these reasons, the Company is concerned that the projections it provided have even more than the normal potential for substantial variations from the results projected. In addition, the cash flow projections were not the basis on which the parties negotiated the terms of the transaction.
SEC Comment #11:
The Proposed Business Combination, page 23 — Comparable Company Multiples Analysis, Page 33
     Here, and in the other analyses summarized in the prospectus in which Allen or Viant examined data from other public companies, ensure that you disclose the criteria the financial advisor used to select those companies. Also, disclose whether any companies that met the criteria were excluded from the analysis and the reasons for doing so.
Response:
     The Company has revised the referenced disclosure on pages 33 and 39 to respond to the Staff’s comment. In addition, Allen and Viant have confirmed that they did not exclude from their respective analyses any companies that met the criteria.
SEC Comment #12:
The Proposed Business Combination, page 23 — Comparable Precedent Transactions Analysis, page 33
     For this analysis and the similar analysis performed by Viant, disclose the criteria the financial advisor used to select the precedent transactions and disclose whether any transactions that met the criteria were excluded from the analysis and the reasons for doing so.

Mayer Brown LLP
Securities and Exchange Commission
March 5, 2009

Response:
     The Company has revised the referenced disclosure on pages 33 and 40 - 41 to respond to the Staff’s comment. In addition, Allen and Viant have confirmed that they did not exclude from their respective analyses any transactions that met the criteria.
SEC Comment #13:
The Proposed Business Combination, page 23 — General, page 36
     In your discussion of Allen’s role on page 36, please disclose whether it was Allen or PlanetOut that determined the amount of the consideration to be paid or whether Allen recommended the amount of consideration to be paid. See Item 4(b) of Form S-4 and Item 1015(b)(5) of Regulation MA.
Response:
     In response to the Staff’s comment, the Company has revised the discussion on page 36 concerning Allen’s role in the transaction to include a disclosure that it was PlanetOut and the HMI Entities, through extensive negotiation, that arrived at the amount of consideration to be paid to PlanetOut’s stockholders as a result of the proposed merger and that Allen did not determine or recommend the amount of consideration to be paid to PlanetOut’s stockholders in the transaction.
SEC Comment #14:
The Proposed Business Combination, page 23 — Financial Analysis of Viant, page 38
     In connection with Viant’s fairness opinion, please provide all of the information required by Item 1015(b) of Regulation MA.
Response:
     The Company has included the referenced disclosure on page 43 to respond to the Staff’s comment.
SEC Comment #15:
The Proposed Business Combination, page 23 — Tax Consequences Depend on Characterization of Special Stock, page 48
     We note your statement in this section that your tax counsel will not opine as to the characterization of Here Media special stock for tax purposes. Please add a risk factor addressing this issue.

Mayer Brown LLP
Securities and Exchange Commission
March 5, 2009

Response:
     The Company has added a risk factor on page 11 to respond to the Staff’s comment.
SEC Comment #16:
Directors, Management and Principal Stockholders of Here Media, page 61 — Directors and Senior Management of Here Media after the Proposed Business Combination, page 61
     For each of your directors and senior management, please be sure that the disclosure in this section clearly identifies each person’s principal occupations and employment during the past five years.
Response:
     The Company has revised the referenced disclosure on page 62 to respond to the Staff’s comment.
SEC Comment #17:
Directors, Management and Principal Stockholders of Here Media, page 61 — Directors and Senior Management of Here Media after the Proposed Business Combination, page 61
     With respect to each person serving as a director or executive officer of Here Media, please provide the disclosure required by Item 404(d) of Regulation S-K, including disclosure under Item 404(a) regarding transactions that have occurred between those persons or their affiliates and the HMI entities or PlanetOut, or transactions which are currently proposed, or advise why you believe that this disclosure is not required. We note in particular the transactions disclosed on the bottom of page 9 and the related party transaction disclosed on page F-19, See Item 18(a)(7)(iii) of Form S-4.
Response:
     The Company has revised the referenced disclosure on page 94 to respond to the Staff’s comment. The Company notes, however, that the related party transaction formerly disclosed on page F-19 of the Registration Statement did not involve a person who is or will be serving as a director or executive officer of the Company before or after the proposed business combination.
SEC Comment #18:
Directors, Management and Principal Stockholders of Here Media, page 61 — Directors and Senior Management of Here Media after the Proposed Business Combination, page 61
     Please provide the disclosure required by Item 407(a) concerning whether your directors are independent. See Item 18(a)(7)(iii) of Form S-4.

Mayer Brown LLP
Securities and Exchange Commission
March 5, 2009

Response:
     The Company has revised the referenced disclosure on page 62 to respond to the Staff’s comment.
SEC Comment #19:
Directors, Management and Principal Stockholders of Here Media, page 61 — Compensation of Directors and Executive Officers, page 62
     Please provide historical executive compensation disclosure for each of the persons serving as a director or an executive officer at Here Media pursuant to Item 402(l) of Regulation S-K. See Item 18(a)(7)(ii) of Form S-4.
Response:
     The Company has revised the referenced disclosure on page 63 to respond to the Staff’s comment.
SEC Comment #20:
Directors, Management and Principal Stockholders of Here Media, page 61 — Description of Here Media Capital Stock, page 63
     Please clarify how you plan to account for the Here Media special stock to be issued to PlanetOut stockholders in connection with the merger agreement. Also, tell us how you valued the special stock when calculating the purchase price consideration exchanged for PlanetOut’s equity interest.
Response:
     The special stock will not represent value that is determinable separately from Here Media’s common stock. The special stock is intended solely as a mechanism for allocating a portion of the net proceeds of a liquidation of Here Media in certain circumstances to persons who were stockholders of PlanetOut at the effective date of the proposed business combination, or to their transferees. For this reason, Here Media intends to account for the special stock as part of its common stock and will not show the special stock separately on the face of its balance sheet. It will describe the relevant terms of the special stock in a footnote discussing the Here Media common stock that will be referenced in the common stock line on the face of the balance sheet. The full value of the consideration issued to PlanetOut stockholders in the transaction will be recorded as follows: (i) $16,000 will be attributed to common stock, assuming 16,700,472 shares of common stock are issued with a par value of $0.0001 per share; and (ii) the balance of the enterprise value of PlanetOut, $13,927,000 (enterprise value of $13,943,000 discussed in the response to question 28 below, less $16,000), will be recorded as additional paid-in capital.

Mayer Brown LLP
Securities and Exchange Commission
March 5, 2009

SEC Comment #21:
Directors, Management and Principal Stockholders of Here Media — Market Price of and Dividends on PlanetOut’s Common Stock, page 76.
     Please provide the disclosure required by Item 201(b)(2) of Regulation S-K concerning the effect of the merger on the ownership interests of PlanetOut’s principal stockholders and its directors and executive officers.
Response:
     The Company has revised the principal stockholders table on pages 44-45 to identify the effect of the merger on the ownership interests of PlanetOut’s principal stockholders and its directors and officers in order to respond to the Staff’s comment.
SEC Comment #22:
Management’s Discussion and Analysis of PlanetOut’s Financial Condition and Results of Operations, page 77 — Overview, page 77
     Tell us what consideration you gave to disclosing key indicators of financial condition and operating performance. In this respect, clarify whether you consider the number of subscribers or the subscriber retention rates to be key indicators. Please identify and explain other key variables and factors that management uses to evaluate financial performance. Additional disclosure which quantifies and analyzes these key indicators would provide an improved understanding of your financial results. We refer you to Sections III.B.1 and 3 of SEC Release 33-8350. Please make similar revisions, as necessary, to the MD&A disclosures for Here Networks and Regent Media.
Response:
     PlanetOut believes that the number of its paid subscribers represents the most germane data needed to understand the performance of its websites and operations. Other metrics, including subscriber retention (or “un-retained”) rates, gross additions, net additions and the pricing structures of subscription plans, do not provide investors with additional material information related to PlanetOut’s business because the key measure of performance is the total number of subscribers PlanetOut has and the total subscription revenue such subscribers generate. The other metrics are based on the underlying number of total subscribers. Further, such information is confidential data about performance that could compromise PlanetOut’s operations if it were known by competitors.
     Average revenue per subscriber is relatively stable, as subscription rates do not vary significantly from period to period. Accordingly, Here Networks believes that investors can discern subscriber trends directly from the subscription revenue amounts and therefore providing subscriber figures would not improve investor understanding of its financial results. Moreover, Here Networks believes such information is competitively sensitive, and its disclosure could harm its operations if known by its competitors.

Mayer Brown LLP
Securities and Exchange Commission
March 5, 2009

     Circulation is an important component in determining Regent Entertainment Media’s publishing advertising revenues because advertising page rates are based on circulation and audience. In addition, circulation is important because Regent Entertainment Media generates revenues through the sale of magazines to consumers. Therefore Regent Entertainment Media has revised its MD&A to include circulation data, which it had disclosed in the description of its business. Please see page 101.
SEC Comment #23:
Management’s Discussion and Analysis of PlanetOut’s Financial Condition and Results of Operations, page 77 — Results of Operations — Nine Months Ended September 30, 2007 and 2008, page 78
     There are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change are not disclosed. For instance, you disclose that your decrease in advertising revenue was due to turnovers in your advertising sales group, the discontinuance of local advertising sales and the closure of your international offices. Please revise your results of operations disclosure to quantify the dollar amounts for each source that contributed to a material change. Sec Section III.D of SEC Release 33-6835. Please make similar revisions, as necessary, to the MD&A disclosures for Here Networks and Regent Entertainment Media.
Response:
     Each of PlanetOut, Here Networks and Regent Entertainment Media has revised its MD&A to quantify where possible the sources of a material change.
SEC Comment #24:
Management’s Discussion and Analysis of PlanetOut’s Financial Condition and Results of Operations, page 77 — Liquidity and Capital Resources, page 86
     We note the disclosure in the risk factor on page 8 that if the proposed merger does not occur, PlanetOut will be required to raise additional capital to continue operating as a stand-alone company. Please disclose how long the company can satisfy its cash requirements and whether it will have to raise additional funds in the next twelve months.
Response:
     The Company has revised the referenced disclosure on page 88 to respond to the Staff’s comment.

Mayer Brown LLP
Securities and Exchange Commission
March 5, 2009

SEC Comment #25:
Information about Here Networks, page 93 — Management’s Discussion and Analysis of Here Networks’ Financial Condition and Results of Operations, page 97
     Please provide disclosure responsive to Item 303(a)(4) regarding Here Networks’ off-balance sheet arrangements. See Item 17(b)(5) of Form S-4. If the company has no off-balance sheet arrangements, please indicate that in Here Networks’ MD&A discussion. Please provide similar disclosure in Regent Entertainment Media’s MD&A.
Response:
     The Company has revised the referenced disclosure on pages 100 and 109 to respond to the Staff’s comment.
SEC Comment #26:
Unaudited Pro Forma Combined Condensed Financial Data, page 116 — Introduction, page 116
     Revise to discuss how you are combining the HMI entities and clearly indicate that the ownership interest in these entities would not change before including the interest associated with PlanetOut. Further, provide a separate pro forma financial statement showing the combining of the HMI entities.
Response:
     The Company has re-presented the pro forma financial statements, now updated with financial data as of and for the year ended December 31, 2008, and provided additional statements to show the combination of the HMI Entities. Please see pages 110 — 115.
SEC Comment #27:
Unaudited Pro Forma Combined Condensed Statement of Operations, pages 118 and 119
     The historical and pro forma earnings per share amounts appear to be calculated based on the total net loss including the loss from continuing operations and the loss from discontinued operations. Revise your disclosures to only present historical and pro forma earnings per share amounts based on your loss from continuing operations.
Response:
     The Company has revised its disclosures in the pro forma financial statements to reflect only historical and pro forma earnings per share based on losses from continuing operations. Please see page 112.

Mayer Brown LLP
Securities and Exchange Commission
March 5, 2009

SEC Comment #28:
Notes to Unaudited Pro Forma Combined Condensed Financial Data, page 120 — Note 1. Basis of Presentation, page 120
     We note from your disclosures that for purposes of the pro forma financial statements, you have estimated a pro forma enterprise value based on the average of the high and low values derived from the opinions of PlanetOut’s financial advisors. Please explain whether you continue to believe that $13.94 million represents the enterprise value of PlanetOut in light of the continued decline in your stock price and market capitalization. Tell us why you do not believe the quoted market price of the PlanetOut common stock is more representative of the fair value that will be transferred in the acquisition.
Response:
     The Company believes the pro forma enterprise value is a better valuation from which to derive its pro forma financial statements as opposed to the quoted market price of PlanetOut common stock, which is subject to volatility and vagaries caused by daily trading on a stock that has limited trading volumes, given that approximately 60% of the outstanding common stock is held by a limited number of holders who do not trade the stock. The Company believes pro forma enterprise value is also a better value since it takes a longer-term view of the value of PlanetOut.
SEC Comment #29:
Notes to Unaudited Pro Forma Combined Condensed Financial Data, page 120 — Note 2. Stock-Based Compensation, page 120
     Explain your accounting treatment for the PlanetOut stock options, warrants and restricted stock grants in your purchase price allocation and pro forma financial statements, and identify the accounting literature relied upon. As part of your response, tell us how you considered the guidance in paragraph 51 of SFAS 123(R) in your accounting for the exchange of options and warrants.
Response:
     In connection with the proposed business combination, unexercised stock options outstanding immediately prior to the merger of PlanetOut with HMI Merger Sub will be canceled, while the unvested portion of all outstanding unvested restricted stock will be fully accelerated prior to the merger. Additional stock-based compensation expense will result from the acceleration of the unvested restricted stock in accordance with FAS 123R. No additional stock-based compensation expense will result from the cancellation of the outstanding stock options in accordance with FAS 123(R) as no additional value to the existing holders of stock options will result from their cancellation. With respect to paragraph 51 of FAS 123(R), the value of the resultant modifications to the restricted stock and stock option awards has been reflected in the pro forma adjusting entries. Please see page 114.

Mayer Brown LLP
Securities and Exchange Commission
March 5, 2009

     As a result of the merger, the outstanding restricted stock will be exchanged for common stock and special stock of Here Media. However, this does not represent a modification to the restricted award under FAS 123(R).
SEC Comment #30:
Notes to Unaudited Pro Forma Combined Condensed Financial Data, page 120 — Note 4. Pro Forma Adjustments, page 121
     The pro forma adjustments do not appear to include any fair value adjustments for either the assets acquired or the liabilities assumed. Tell us how you considered the guidance in paragraph 20 of SFAS 141(R). For each of the assets and liabilities of PlanetOut, explain the basis for your preliminary estimate that the carrying value was equivalent to the estimated fair value.
Response:
     The Company has reviewed the fair value of the assets acquired and the liabilities assumed of PlanetOut in accordance with FAS 141(R) and believes that, except as noted on the revised pro forma adjustments, the historical net carrying value of PlanetOut’s long-term assets approximates their fair value. Please see page 114.
SEC Comment #31:
Notes to Unaudited Pro Forma Combined Condensed Financial Data, page 120 — Note 4. Pro Forma Adjustments, page 121
     We note that you have included discontinued operations in your unaudited pro forma combined condensed statements of operations. Please revise your pro forma combined condensed statements of operations to present only the portion of the income statement through “loss from continuing operations.”
Response:
     In response to the Staff’s comment, the Company has revised the unaudited pro forma combined condensed statements of operations to present only the results of continuing operations. Please see page 112.
SEC Comment #32:
Notes to Unaudited Pro Forma Combined Condensed Financial Data, page 120 — Note 4. Pro Forma Adjustments, page 121
     We note that you have included adjustments (d and j) for estimated severance and related costs in connection with the proposed business combination. The timing and effects of these types of actions are generally too uncertain to meet the Article 11 of Regulation S-X criteria for pro forma adjustments. Explain why you believe you satisfy the criteria in Article 11 of

Mayer Brown LLP
Securities and Exchange Commission
March 5, 2009

Regulation S-X to include such adjustments in your pro forma financial statements. In addition, management’s estimate of how these actions are expected to impact the operations and liquidity of the newly combined companies going forward should be discussed in your MD&A.
Response:
     In response to the Staff’s comment, the Company has eliminated any adjustments for estimated severance and related costs in connection with the proposed business combination.
SEC Comment #33:
PlanetOut — Financial Statements as of December 31, 2007 and 2006 — Condensed Statements of Operations, page F-4
     Tell us your consideration of separately presenting cost of revenues by advertising services, subscription services and transaction services.
Response:
     PlanetOut does not separate costs of revenue by its revenue streams (subscription services, advertising services and transaction services) as these revenue streams are all related to its websites and it evaluates and manages the costs of its websites as a whole, as opposed to based on the individual revenue streams. For instance, PlanetOut provides content on its website which benefits and supports all of its advertising services, subscription services and transactions services. PlanetOut also does not allocate its website development and maintenance by revenue stream as they support them all as a whole.
SEC Comment #34:
PlanetOut — Financial Statements as of December 31, 2007 and 2006 — Note 14. Subsequent Events, page F-29
     Please further clarify the nature of the put/call mechanism relating to the sale of your publishing business to Regent Entertainment Media. Clarify the nature of the marketing commitments and indicate whether the $6.5 million cash payment was ever made by Regent Entertainment Media.
Response:
     In response to the Staff’s comment, PlanetOut has revised the referenced disclosure which now appears on page F-23 in Note 12 to the consolidated financial statements of PlanetOut.

Mayer Brown LLP
Securities and Exchange Commission
March 5, 2009

SEC Comment #35:
PlanetOut — Unaudited Interim Financial Statements
     We note the recent drop in your stock price and market capitalization since the quarter ended September 30, 2008. It appears as though this is a triggering event that may require you to reassess your goodwill for impairment. See paragraph 28 of SFAS 142. Tell us what consideration you have given to testing your goodwill or whether an annual impairment test was performed as of December 31, 2008. If you did not perform an impairment test, please explain why you did not perform an impairment analysis given the downward trend in the fair market value of your stock. To the extent that an impairment test was performed, tell us whether you plan to record an additional impairment charge as of December 31, 2008.
Response:
     Although a drop in stock price is not necessarily a triggering event, PlanetOut addressed the recent drop in its stock price in connection with its annual goodwill impairment test as of December 1, 2008. This is now addressed in PlanetOut’s financial statements included in Amendment No. 1. Please see page F-14.
SEC Comment #36:
Here Networks — Financial Statements as of December 31, 2007 and 2006 (Unaudited) — General
     Please clarify why you have not provided audited financial statements for the year ended December 31, 2006. In this respect, tell us how you comply with Rule 8-02 of Regulation S-X.
Response:
     This comment has been superseded by the inclusion of Here Networks’ audited financial statements for the years ended December 31, 2007 and 2008 in Amendment No. 1.
SEC Comment #37:
Here Networks — Financial Statements as of December 31, 2007 and 2006 (Unaudited) — General
     Revise your disclosures to present a separate statement showing the changes in members’ equity and retained earnings. Refer to Rule 8-02 of Regulation S-X.
Response:
     In response to the Staff’s comment, Here Networks has revised its financial statements to present a separate statement showing the changes in members’ equity and retained earnings. The statement of members’ equity is included on page F-30.

Mayer Brown LLP
Securities and Exchange Commission
March 5, 2009

SEC Comment #38:
Here Networks — Financial Statements as of December 31, 2007 and 2006 (Unaudited) — Balance Sheets, page F-49
     Please clarify why you do not present a classified balance sheet segregating current assets and current liabilities from other assets and liabilities. Refer to Chapter 3.A of ARB 43.
Response:
     SOP 00-2 allows for the presentation of an unclassified balance sheet as long as the company discloses in the notes to the financial statements the portion of the costs of its completed films that are expected to be amortized during the upcoming operating cycle, which is presumed to be twelve months. Please see Note 3 to the financial statements of Here Networks at F-37.
SEC Comment #39:
Here Networks — Financial Statements as of December 31, 2007 and 2006 (Unaudited) — Note 1. Summary of Significant Accounting Principles — Program Broadcasting Rights, page F-52
     Please clarify the difference between program broadcasting rights, program licensing rights and capitalized distribution rights. Tell us the license term over which these rights are being amortized.
Response:
     The three descriptive items (i.e., program broadcasting rights, program licensing rights and capitalized distribution rights) all refer to the rights acquired by Here Networks via distribution agreements for the purpose of providing programming services via cable, satellite and internet to its customers. In response to the Staff’s comment, Here Networks has revised the disclosure in Note 1 to its financial statements to use consistent terminology. Please see page F-34.
     Here Networks’ distribution agreements with the producers of the programs typically include rights to exploit the television programming in various media outlets in the United States and its territories for the duration of the distribution agreement. The license term over which these rights are amortized depends on the specific agreement between Here Networks and the producer of the program. The table below sets forth a breakdown of the 485 films in Here Networks’ library as of December 31, 2008:

Number of programs	Amortization period
71	3-23 months
89	24 months
12	25-35 months
209	36 months

Mayer Brown LLP
Securities and Exchange Commission
March 5, 2009

Number of programs	Amortization period
1	37-47 months
16	48 months
1	49-59 months
54	60 months
32	Over 60 months
SEC Comment #40:
Here Networks — Financial Statements as of December 31, 2007 and 2006 (Unaudited) — Note 1. Summary of Significant Accounting Principles — Program Broadcasting Rights, page F-52
     Explain how you determined that no impairment loss should be recorded on the program broadcasting rights. In this respect, tell us how your determination of fair value considered your history of significant operating losses and cash flows used in operations. Refer to paragraphs 45 — 47 of SOP 00-2 and paragraphs 16-21 of SFAS 144. Explain how you group your program broadcasting rights for purposes of impairment testing. Refer to paragraph 10 of SFAS 144.
Response:
     In accordance with SOP 00-2, when certain factors indicate that impairment may exist, the company should determine the fair value of the film and write off to the income statement the amount by which the unamortized capitalized costs exceeds the film’s fair value. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved for similar film product, and not based on the company’s incremental borrowing rate, which does not typically reflect the risks associated with a particular film.
     Here Networks offers multiple hours of programming to subscribers each month, refreshing the content by 50% or more on a monthly basis. Accordingly, Here Networks is unable to attribute the monthly fees earned per subscriber to individual programs. Based on this, Here Networks utilizes a discounted cash flows model to estimate the fair value of the program broadcasting rights on an aggregate basis.
     In determining the program broadcasting rights’ fair value, Here Networks considered key indicators, such as the anticipated growth in subscriber levels and the plan for expansion into international territories, in calculating the future cash flows from its film library. Here Networks also considered cash outflows necessary to generate the film assets’ cash inflows. Lastly, Here Networks used a discount rate of Libor + three percentage points based on a production facility available to an affiliated company, Studios Funding.

Mayer Brown LLP
Securities and Exchange Commission
March 5, 2009

     Based on the result of Here Networks’ discounted cash flows analysis, no impairment loss was recognized during the years ended December 31, 2007 and 2008.
SEC Comment #41:
Here Networks — Unaudited Interim Financial Statements — Balance Sheets, page F-59
     Please clarify why you have reclassified the contribution from your parent to members’ equity (deficit) during the nine months ended September 30, 2008. Tell us the accounting guidance that you relied upon in making this determination.
Response:
     Here Networks considers the assumption of obligations under certain promissory notes by its parent company as analogous to the parent company having forgiven the obligations. In accordance with SEC Accounting Disclosure Rules and Practices Official Text, Topic Seven: Related Party Matters, I. General Disclosure Requirements, b) 5 (citing footnote 1, APB 26.20), forgiveness of debt by a related party typically should be considered a capital transaction; and therefore Here Networks has accounted for such assumption as an equity contribution. Here Networks has revised its balance sheet to change the account description from “Contributions from parent” to “Member’s contribution.” Please see page F-29.
SEC Comment #42:
Here Networks — Unaudited Interim Financial Statements — Income Statement (Unaudited), page F-60
     Revise your disclosures on the face of the income statement to indicate that the publicity and marketing revenues are as a result of related party transactions.
Response:
     Here Networks has relabeled the relevant line item in its income statement in response to the Staff’s comment. Please see page F-31.
SEC Comment #43:
Here Networks —Unaudited Interim Financial Statements — Note 1. Summary of Significant Accounting Principles — Revenue Recognition, page F-64
     Please further clarify the nature of your revenues from publicity and marketing services provided to Releasing relating to theatrical motion picture releases. Explain the revenue recognition guidance that you relied upon to recognize these revenues. Describe the payment terms associated with these arrangements. Tell us how you determined that these transactions were conducted at arms length.

Mayer Brown LLP
Securities and Exchange Commission
March 5, 2009

Response:
     Here Networks recognized revenues from publicity and marketing services provided to Regent Releasing (“Releasing”), relating to theatrical motion picture releases. In 2008, Here Networks recognized revenue of $11.2 million from publicity and marketing services provided to Releasing, which accounted for 82% of total revenue. Releasing, a related party, releases independent films to theater venues throughout the United States, including the films produced by related and third parties.
     Here Networks provided the expertise to strategically release these movies, especially to the LGBT community. Here Networks also provided the expertise for content creation such as the production of movie trailers, behind-the-scenes featurettes, and electronic press kits. These behind-the-scenes featurettes and movie trailers were also aired on the here! Network. Furthermore, Here Networks had the production capability and delivery mechanism to effectively market these films to a captive audience.
     Here Networks also prepared podcasts and targeted placement of video advertising to promote film releases. In addition, Here Networks assisted with the formulation of marketing plans and public relations campaigns and consulted with Releasing in identifying theaters for booking to target audiences.
     The revenue associated with these services is recognized as the services are performed in accordance with SAB 104, “Revenue Recognition.”
     The payment terms associated with these arrangements are as follows:
•	35% payable no later than two months prior to the theatrical release date;

•	40% payable no later than one month prior to the theatrical release date;

•	15% payable upon the theatrical release date; and

•	10% payable no later than one month after the theatrical release date.
     The pricing of these services was negotiated in good faith, and management believes that it reasonably represents the fair value for the services provided by Here Networks. Here Networks believes that the amount charged for these services is similar to the amount that would be charged to non-related parties.
     Please see revised disclosure in Note 1 to Here Networks’ financial statements on page F-35.
SEC Comment #44:
LPI Media Inc. — Financial Statements — Note 1. The Company and Summary of Significant Accounting Policies, page F-75 — Basis of Presentation
     Financial Statements should be labeled as predecessor of Regent Entertainment Media.

Mayer Brown LLP
Securities and Exchange Commission
March 5, 2009

Response:
     This comment has been superseded by the inclusion of audited financial statements of Regent Entertainment Media for the years ended December 31, 2007 and 2008 in Amendment No. 1.
SEC Comment #45:
LPI Media Inc. — Financial Statements — Note 1. The Company and Summary of Significant Accounting Policies, page F-75 — Basis of Presentation
     Financial statements should be restated to properly present the discontinuance of the SpecPub Inc. operations retroactively. See paragraph 43 of SFAS 144. We also refer you to Minutes from the AICPA SEC Regulations Committee Dated April 8, 2004 — Section IX (B).
Response:
     SpecPub, Inc. (“SpecPub”) and LPI Media Inc. were separate legal entities owned by PlanetOut, each of whose assets were acquired by Regent Entertainment Media on August 12, 2008. The successor entity, Regent Entertainment Media, for the period from August 12, 2008 through December 31, 2008 reflects SpecPub as a discontinued operation in its financial statements because the assets of the former SpecPub were transferred out of Regent Entertainment Media to an affiliated company on December 1, 2008. Because the predecessor entity, LPI Media, was a separate legal entity, which did not include the operations or financial results of SpecPub, the predecessor entity’s financial statements for the year ended December 31, 2007 and for the period from January 1, 2008 to August 12, 2008 cannot be restated to include SpecPub as a discontinued operation of LPI Media.
SEC Comment #46:
Regent Entertainment Media (as successor to LPI Media) — Financial Statements — Report of Independent Registered Public Accounting Firm, page F-70
     Please clarify whether the balance sheet for the year ended December 31, 2006 has been audited by your independent registered public accountant. In this respect, the report only references the balance sheet for the year ended December 31, 2007.
Response:
     This comment has been superseded by the inclusion of Here Networks’ audited financial statements for the years ended December 31, 2007 and 2008 in Amendment No. 1.
SEC Comment #47:
Regent Entertainment Media (as successor to LPI Media) — Financial Statements — Note 1. Summary of Significant Accounting Principles — Advertising, page F-76
     We note that you have capitalized direct response advertising costs that consist primarily

Mayer Brown LLP
Securities and Exchange Commission
March 5, 2009

of production costs associated with direct-mail promotion of magazine subscriptions. Further explain why you believe these costs should be capitalized as direct response advertising costs. Provide us with an analysis of how you considered the guidance in paragraphs 33-39 of SOP 93-7.
Response:
     SOP 93-7 provides for capitalization of direct response advertising costs when certain criteria are met. Paragraphs 33-39 of SOP 93-7 outline these criteria and primarily address that resultant future revenues must be directly attributable and traceable to the direct response advertising and must be known to have a quantifiable future economic benefit.
     LPI Media has for several years been utilizing direct mail campaigns and has tracked their performance to establish a basis for capitalizing its direct mail campaigns and the related period of amortization based on the average response pattern. The direct mail pieces are returned to the company’s distributor by the customer to generate new and renewal subscriptions and can therefore be directly traced to the specific direct response campaigns because each has unique identifying offers and/or promotional codes noted on the direct mail piece.
SEC Comment #48:
Annex A, Page A-1
     We note that the fairness opinions provided by Allen and Viant both include statements indicating that fairness opinions were provided for the information of PlanetOut’s Board of Directors and may not be used for any other purpose without the financial advisors’ prior written consent. These statements appear to limit reliance by investors on the opinions. We view these limitations as inappropriate since the opinions are being provided to shareholders in a public disclosure document under the federal securities laws. Please either delete these limitations from the fairness opinions or disclose the basis for the advisors’ belief that shareholders cannot rely on the opinions to support any claims against them arising under applicable state law. Describe any applicable authority or disclose that the availability of this defense will be resolved by a court of competent jurisdiction. Also disclose that the resolution will have no effect on the rights and responsibilities of the board of directors under applicable state law and disclose that the availability of the defense would have no effect on the rights and responsibilities of either the advisors or PlanetOut’s board under federal securities laws. See SEC Current Issues Outline, Section II.D.1, November 14, 2000, available at http://www.sec.gov/divisions/corpfin/guidance/ei111400ex_regm-a.htm.
Response:
     We include the following response on behalf of Viant: Viant respectfully informs the Staff that the language in the next-to-last paragraph of its opinion does not include language to the effect that the opinion is furnished “solely” for the benefit of or “exclusively to” the respective Board of Directors. The absence of such language, and the wording of the opinion of Viant, is intended to be in conformity with the report of the discussions between the Task Force

Mayer Brown LLP
Securities and Exchange Commission
March 5, 2009

of the Federal Regulation of Securities Committee of the American Bar Association and the Staff in 1996, as set forth in the July/August 1996 issue of Business Law Today, in which it was stated that the Staff “will not object to financial adviser opinions that state that they are addressed to, furnished to, or for the use and benefit of the board of directors of the company . . . .” Viant is also aware of Item II.D.1. of Division of Corporation Finance’s Current Issues and Rulemaking Projects outline dated November 14, 2000. Viant notes that the language in its opinion does not state that stockholders can or cannot rely upon such opinion and believes that its language is not a direct or indirect disclaimer of responsibility to stockholders. Viant further notes that the language in its opinion specifically states that a copy of the opinion may be included in any filing PlanetOut is required to make with the Securities and Exchange Commission in connection with the Merger. However, in response to the comment, Viant has revised the language in the next-to-last paragraph of its opinion to add an “except required by law” exception. Please see the revised language on page B-3 in response to the Staff’s comment.
     In addition, with regard to Allen’s fairness opinion letter, Allen has revised the letter to specifically permit its filing and distribution to PlanetOut’s stockholders, as indicated on page A-3.
SEC Comment #49:
Part II — Item 21. Exhibits and Financial Statement Schedules, page II-1
     We note that you have not filed any material contracts as exhibits to the registration statement. Please file all material contracts of Here Media or its subsidiaries. See Item 601(b)(10) of Regulation S-K.
Response:
     We have discussed this comment and the related disclosure requirements and definitions with the Company. The Company has informed us that there are no such contracts.
SEC Comment #50:
Part II — Item 22. Undertakings, page II-2
     Provide the Rule 415 undertakings required by Item 512(a) of Regulation S-K and the undertakings required by Item 22(b) and (c) of the Form S-4.
Response:
     The Company has revised the referenced disclosure on page II-2 to respond to the Staff’s comment.

Mayer Brown LLP
Securities and Exchange Commission
March 5, 2009

     The Company has asked us to inform you that it acknowledges the Staff’s closing comments and will comply with the requests set forth therein in connection with any subsequent amendments and acceleration requests.
     Clean and marked copies of Amendment No. 1, together with the exhibits thereto are being furnished to you and each of Mr. Matthew Crispino, Mr. Morgan Youngwood and Mr. Stephen Krikorian of the Staff.
     Should you require any further information from the Company or if you have questions concerning any of the matters addressed in this letter, please contact the undersigned.

Very truly yours,
/s/ James R. Walther
James R. Walther

cc:	Mr. Matthew Crispino, SEC
Mr. Morgan Youngwood, SEC
Mr. Stephen Krikorian, SEC
Mr. Stephen Jarchow, Here Media Inc.
Mr. Daniel Steimle, PlanetOut Inc.
Mr. Michael Sullivan, Howard Rice